UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
	OMB Number:	3235-0381
	Expires:	July 31, 2014
FORM 40-F	Estimated average burden
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[Check one]

[ X ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[   ] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011        Commission File Number ________

Rio Alto Mining Limited
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English (if applicable))

Alberta
(Province or other jurisdiction of incorporation or organization)

1040
(Primary Standard Industrial Classification Code Number (if applicable))

N/A
(I.R.S. Employer Identification Number (if applicable))

Suite 1950 – 400 Burrard Street
Vancouver, British Columbia, Canada V6C 3A6
(604) 628-1401

(Address and telephone number of Registrant’s principal executive offices)

The Corporation Trust Company
1209 Orange Street
Wilmington, DE 19801
(866) 261-9756
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange On Which Registered:
Common Stock, no par value	NYSE

Securities registered or to be registered pursuant to Section 12(g) of the Act: N/A

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: N/A

For annual reports, indicate by check mark the information filed with this Form:

[   ] Annual information form [   ] Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: Not applicable

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes [   ] No[ X ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

Yes [   ] No[ X ]

EXPLANATORY NOTE

Rio Alto Mining Limited (the “Company” , the “Registrant” or “Rio Alto”) is a Canadian issuer eligible to file its registration statement pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 40-F pursuant to the multi-jurisdictional disclosure system of the Exchange Act. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

FORWARD-LOOKING STATEMENTS

This registration statement on Form 40-F and the exhibits attached hereto contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements concern our anticipated results and developments in our operations in future periods, planned exploration and development of our properties, plans related to our business and other matters that may occur in the future. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Statements concerning reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the Company’s property is developed, and in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that a mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected” or “is not expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” (or the negative and grammatical variations of any of these terms and similar expressions) be taken, occur or be achieved,) are not statements of historical fact and may be forward-looking statements. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation:

  risks related to precious and base metal price fluctuations;

  risks related to fluctuations in the currency markets (particularly the Peruvian Nuevo Sol, Canadian dollar and United States dollar);

  risks related to the inherently dangerous activity of mining, including conditions or events beyond our control, and operating or technical difficulties in mineral exploration, development and mining activities;

  uncertainty in the Company’s ability to raise financing and fund the exploration and development of its mineral properties;

  uncertainty as to actual capital costs, operating costs, production and economic returns, and uncertainty that development activities will result in profitable mining operations;

  risks related to mineral reserves and mineral resource figures being estimates based on interpretations and assumptions which may result in less mineral production under actual conditions than is currently estimated and to diminishing quantities or grades of mineral reserves as properties are mined;

  risks related to governmental regulations and obtaining necessary licenses and permits;

  risks related to the business being subject to environmental laws and regulations which may increase costs of doing business and restrict our operations;

  risks related to mineral properties being subject to prior unregistered agreements, transfers, or claims and other defects in title;

  risks relating to inadequate insurance or inability to obtain insurance;

  risks related to potential litigation;

  risks related to the global economy;

  risks related to environmental laws;

  risks related to the volatility of the Company’s share price;

  risks related to the Company’s limited history of earning and operations;

  risks related to the Company's properties being located in Peru, which can lead to difficulty with changes in political conditions and regulations, currency exchange, obtaining financing, finding and hiring qualified people, permitting or obtaining all necessary services for the Company's operations in Peru;

  risks related to the Company’s status as a foreign private issuer; and

  risks related to officers and directors becoming associated with other natural resource companies which may give rise to conflicts of interests.

This list is not exhaustive of the factors that may affect our forward-looking statements. Some of the important risks and uncertainties that could affect forward-looking statements are described further in the exhibits attached to this annual report on Form 40-F. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements. The Company’s forward-looking statements are based on beliefs, expectations and opinions of management on the date the statements are made and the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions change, except as required by law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

NOTE TO UNITED STATES READERS-
DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTISES

The Registrant is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Registrant prepares some of its financial statements, which are filed with this report on Form 40-F in accordance with International Financial Reporting

Standards as issued by the International Accounting Standards Board, and the audit is subject to Canadian auditing and auditor independence standards. Before June 1, 2011, the Registrant prepared its financial statements in accordance with accounting principles generally accepted in Canada. In the case of financial statements previously prepared and provided on this basis, the Registrant has prepared and provided a reconciliation of these financial statements to accounting principles generally accepted in the United States of America. The Registrant’s financial statements may not in all cases be comparable to financial statements of the United States companies.

RESOURCE AND RESERVE ESTIMATES

The Company’s Annual Information Form (“AIF”) filed as Exhibit 99.1 to this registration statement on Form 40-F has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101—Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”)—CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in SEC Industry Guide 7 under the United States Securities Act of 1933, as amended (the “Securities Act”).

Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report mineral reserves, the three-year historical average price is to be used in any mineral reserve or cash flow analysis to designate mineral reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into mineral reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Mineral resource estimates do not account for mineability, selectivity, mining loss and dilution. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of contained pounds and ounces in a mineral resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this registration statement and the documents incorporated by reference herein contain descriptions of the Company's mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder. In order for Rio Alto to advance its interests, the projects will be subject to a number of federal, regional and local laws and regulations in Peru and will require permits to conduct its activities. The concessions are owned by La Arena, S.A., a company incorporated under the laws of Peru.

CURRENCY

Unless otherwise indicated, all dollar amounts in this registration statement on Form 40-F are in United States Dollars.

DOCUMENTS FILED PURSUANT TO GENERAL INSTRUCTIONS

In accordance with General Instruction B.(1) of Form 40-F, the Registrant hereby incorporates by Exhibits 99.1 through Exhibit 99.125, inclusive as set forth in the Exhibit Index attached hereto.

The Registrant hereby incorporates by reference Exhibits 99.4, 99.6 and 99.7, the Annual Audited Consolidated Financial Statements of the Registrant for the seven month financial year ended December 31, 2011, and for the years ended May 31, 2011 and 2010 and Exhibits 99.8, 99.9 and 99.10, the Company’s management’s discussion and analysis for each of the seven month financial year ended December 31, 2011 and for the years ended May 31, 2011 and 2010, as set forth in the Exhibit Index attached hereto.

In accordance with General Instruction D.(9) of Form 40-F, the Registrant has filed written consents of certain experts named in the foregoing Exhibits as Exhibits 99.116 through 99.124 inclusive and the written consent of its independent auditors as Exhibit 99.125 as set forth in the Exhibit Index attached hereto.

TAX MATTERS

Purchasing, holding or disposing of securities of the Registrant may have tax consequences under the laws of the United States, Canada and Peru that are not described in this registration statement on Form 40-F.

OFF-BALANCE SHEET TRANSACTIONS

The Company does not have any off-balance sheet financing arrangements or relationships with unconsolidated special purpose entities.

CONTRACTUAL OBLIGATIONS

Payments due by period as at December 31, 2011

					More than 5
	Total	Less than 1 year	1 - 3 years	3 - 5 years	years
Deferred revenue	29,509,530	4,250,823	13,777,472	11,481,235
Derivative liability	4,559,098	934,144	1,297,063	1,895,554	432,337
Office leases	1,044,082	237,763	612,480	193,839	-
Asset retirement obligation	34,740,000	-	3,186,480	-	31,553,520
Long-term debt	3,000,000	-	3,000,000	-	-
Total	72,852,710	5,422,730	21,873,495	13,570,628	31,985,857

UNDERTAKING

The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to this registration statement on Form 40-F; the securities in relation to which the obligation to file an registration statement on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Company is concurrently filing an irrevocable Appointment of Agent for Service of Process and Undertaking on Form F-X with the SEC in connection with the class of securities in relation to which the obligation to file this registration statement on Form 40-F arises.

Any change to the name or address of the Company’s agent for service of process shall be communicated promptly to the SEC by amendment to the Form F-X referencing the file number of the Company.

EXHIBIT INDEX

The following exhibits have been filed as part of this registration statement:

EXHIBIT	DESCRIPTION
Annual Information
99.1	Annual information form for the seven-month financial year ended December 31, 2011
99.2	Annual information form for the year ended May 31, 2011
99.3	Annual information form for the year ended May 31, 2010
99.4	Audited Consolidated Annual Financial Statements for the seven-month period ended December 31, 2011
99.5	Notice of change of year end
99.6	Audited Consolidated Annual Financial Statements for the year ended May 31, 2011
99.7	Audited Consolidated Annual Financial Statements for the year ended May 31, 2010
99.8	Management’s Discussion and Analysis for the seven month financial year ended December 31, 2011
99.9	Management’s Discussion and Analysis for the year ended May 31, 2011
99.10	Management’s Discussion and Analysis for the year ended May 31, 2010

Quarterly Information
99.11	Unaudited Condensed Interim Consolidated Financial Statements for the three and nine months ended September 30, 2012
99.12	Management’s Discussion and Analysis for the three and nine month periods ended September 30, 2012
99.13	Unaudited Condensed Interim Consolidated Financial Statements for the three and six months ended June 30, 2012
99.14	Management’s Discussion and Analysis for the three and six month periods ended June 30, 2012
99.15	Unaudited Condensed Interim Consolidated Financial Statements for the three months ended March 31, 2012
99.16	Management’s Discussion and Analysis for the fiscal quarter ended March 31, 2012
99.17	Unaudited Condensed Interim Consolidated Financial Statements for the three months ended August 31, 2011
99.18	Management’s Discussion and Analysis for the fiscal quarter ended August 31, 2011
99.19	Unaudited Interim Consolidated Financial Statements for three and nine months ended February 28, 2011
99.20	Management’s Discussion and Analysis for the fiscal quarter ended February 28, 2011
99.21	Unaudited Interim Consolidated Financial Statements for the three and six months ended November 30, 2010
99.22	Management’s Discussion and Analysis for the fiscal quarter ended November 30, 2010
99.23	Unaudited Interim Consolidated Financial Statements for the three months ended August 31, 2010
99.24	Management’s Discussion and Analysis for the fiscal quarter ended August 31, 2010

Shareholder Meetings Materials
99.25	Notice of May 2012 Annual General Meeting
99.26	Management Information Circular for May 2012 Annual General Meeting
99.27	Proxy form for May 2012 Annual General Meeting
99.28	Notice of September 2011 Annual General Meeting
99.29	Management Information Circular for September 2011 Annual General Meeting
99.30	Proxy form for September 2011 Annual General Meeting
99.31	Notice of September 2010 Annual General Meeting
99.32	Management Information Circular for September 2010 Annual General Meeting
99.33	Proxy form for September 2010 Annual General Meeting

Material Change Reports

99.34	Rio Alto’s common shares commence trading on the Toronto Stock Exchange ("TSX").
99.35	The Corporation announced the appointments of Alex Black as Chief Executive Officer and Victor Gobitz as Chief Operating Officer.
99.36	The Company has reported updated mineral resource estimates for its 100% owned La Arena Project.
99.37	The Corporation changed its year end from May 31 to December 31.
99.38	The Corporation completed definitive documentation for a US$25 million increase in its existing gold prepayment facility (the “Prepayment Facility”).
99.39	Mine development activities at the Company’s La Arena Gold Oxide Mine resumed on September 30, 2011 following a temporary suspension resulting from an illegal work stoppage on September 20, 2011. Klaus Zeitler (Chairman), Alexander Black (President and Chief Operating Officer), Anthony Hawkshaw (Chief Financial Officer), Victor Gobitz, Drago Kisic, Roger Norwich, Ram Ramachandran, and Sidney Robinson were elected as directors of the Company at the Annual General and Special Meeting of Shareholders held on September 29, 2011. Daniel Kenney did not stand for reelection at the Shareholders’ Meeting. Mr. Kenney continues to serve as the Company’s Corporate Secretary.
99.40	The Company appointed Ram Ramachandran to its Board of Directors and granted him, on the same date, options to purchase 180,000 common shares.
99.41	The first gold was poured at the Company’s La Arena Gold Oxide Mine on May 6, 2011, being an amount of 1,115 ounces of gold.
99.42	The Company has drawn down US$19.5 million (bringing the total to US$24.5 million) of the US$25 million available under its previously announced Gold Prepayment agreement with Red Kite Explorer Trust.
99.43	Mr. Victor Gobitz and Mr. Sidney Robinson were appointed as directors of the Corporation. Options to purchase 180,000 common shares of the Corporation were granted to each of Mr. Gobitz and Mr. Robinson.
99.44	Mr. Feisal Somji has resigned as a director and officer of Rio Alto Mining Limited.
99.45	The Company exercised its option and has acquired 100% of La Arena gold-copper project("La Arena Project") located in north-central Peru upon payment of the exercise price of US$49 million cash.
99.46	The Company completed its previously announced private placement of common shares. Rio Alto issued 28,060,000 common shares at a price of C$2.05 per common share raising gross proceeds of C$57,523,000, including the exercise of the full underwriters’ over-allotment option for an amount of C$7,503,000.
99.47	The Company completed a private placement (the “Private Placement”) for aggregate gross proceeds of C$20,271,311.76 via the issuance of 12,066,257 Common Shares at a price of C$1.68 (US$1.65) per Common Share.
99.48	The Company completed definitive documentation and drawn down an initial tranche of US$5 million under the previously announced US$25 million gold prepayment agreement (the"Prepayment Facility") with Red Kite Explorer Trust ("RKE").
99.49	The Company announced updated resource and reserve estimates and financial estimates for the La Arena Project in north central Peru.
99.50	The Corporation adopted a shareholder rights plan.
99.51	The Corporation has received from the General Bureau of Environmental Affairs (“DGAA”) of the Ministry of Energy and Mines (“MEM”) of Peru Directoral Resolution N° 234-2010-MEM/AAM dated July 20, 2010, by which it approves the Environmental Impact Study (“EIA”) of the La Arena Project.
99.52	The Corporation closed a private placement of common shares for aggregate gross proceeds of $7,752,000. Additionally, 3,498,000 warrants were exercised at 50 cents for gross proceeds of $1,749,000. Further, Mr. Alex Black replaced Mr. Feisal Somji as President while Mr. Somji has been appointed to the office of Vice President Corporate Development.
99.53	The Corporation closed a private placement of common shares (the “Offering”) for aggregate gross proceeds of $8,515,980.

News Releases
99.54	Rio Alto Generates $34.3 Million Cash from Operations in Third Quarter and Provides Operating Update
99.55	Rio Alto produces 47,010 Ozs Au in Q3 & reaffirms production guidance of 190 to 210,000 ozs of gold for 2012.
99.56	Rio Alto Enters Letter Of Intent To Acquire Majority Interests In The Peruvian Minasnioc And Ichuña Exploration Properties
99.57	Rio Alto Guides 190,000 - 210,000 Ozs Of Gold For 2012 And Releases Strong Q2 Results
99.58	Rio Alto Produces 58,081 Ounces Of Gold In Q2 2012
99.59	Rio Alto Reports Earnings Of $0.19 Per Share For Q1 2012
99.60	Annual General and Special Meeting of Shareholders To Be Held On May 10, 2012

99.61	Rio Alto Produces 56,000 Ounces Of Gold In Q1 2012
99.62	Rio Alto Drills 104 Meters Grading 0.97% Cu and 0.55 g/t Au
99.63	Rio Alto to Commence Trading On The Toronto Stock Exchange
99.64	Corporate Update: Filing of Technical Report
99.65	Rio Alto Announces Officer Appointments
99.66	Rio Alto Increases Mineral Resources At La Arena
99.67	Rio Alto's Gold Production Tops 51,000 Ounces For 2011 And The Company Changes Transfer Agent
99.68	Rio Atlo Re-Affirms Guidance for 2011 Gold Production of 50,000 ounces
99.69	Rio Alto Announces Stock Options Grants
99.70	Change of Year End & Release of First Quarter Results
99.71	Rio Alto Closes $25 Million Financing For Mine Expansion
99.72	Corporate Update
99.73	Corporate Update
99.74	Rio Alto Provides La Arena Update – 9,385 Ounces of Gold Produced in Q1
99.75	Rio Alto Drills 238 Meters of 1.06 Grams of Gold per Tonne
99.76	Rio Alto Drills 134 Meters of 2.29 Grams of Gold per Tonne
99.77	Rio Alto Mining Limited Announces Appointment of Ram Ramachandran to Board of Directors
99.78	Rio Alto Pours 1,115 Oz of Gold at La Arena
99.79	Rio Alto Drills 173 Meters of 1.53 Grams of Gold Per Tonne
99.80	Rio Alto Draws US$19.5 Million from Red Kite
99.81	Rio Alto Provides La Arena Project Update and San Andres Drilling Results.
99.82	Rio Alto Mining Limited Announces Appointment of Victor Gobitz and Sidney Robinson to Board of Directors.
99.83	Rio Alto Announces the Departure of Feisal Somji
99.84	Rio Alto Announces Acquisition of 100% of La Arena Project
99.85	Rio Alto Announces Completion of $57.5 Million Private Placement
99.86	Rio Alto Announces $50,020,000 Private Placement Funding
99.87	Rio Alto Provides La Arena Project Update
99.88	Rio Alto Announces Senior Management Appointment
99.89	Rio Alto Completes Final Tranche of Private Placement for C$0.9 Million for Total Proceeds of C$20.27 Million
99.90	Rio Alto Completes Second Tranche of Private Placement for C$6.56 Million
99.91	Rio Alto Completes First Tranche of Private Placement for $12.8 Million
99.92	Private Placement of Common Shares
99.93	Rio Alto Announces Senior Management Appointments
99.94	Filing of Technical Report and Change of Auditors
99.95	Rio Alto Closes US$28 Million Financing
99.96	Rio Alto grants stock options
99.97	Rio Alto Increases La Arena Probable Reserves to 2.57 Million Oz Au and 1.57 Billion Lbs Cu
99.98	Corporate Update – Adoption of Shareholder Rights Plan
99.99	Rio Alto Retains Investor Relations Consultant
99.100	Rio Alto Receives Environmental Approval & Provides Update
99.101	J.P. Morgan Asset Management (UK) Ltd. Placement, Management Realignment and Exercise of Warrants

Technical Reports
99.102	NI 43-101 Technical Report for the La Arena Project, Peru
99.103	NI 43-101 Technical Report for the La Arena Project, Peru

Business Acquisition Information
99.104	Business Acquisition Report for La Arena S.A.

Corporate Documents
99.105	Notice of Articles – Business Corporation Act (Alberta)
99.106	Articles of the Company
99.107	Code of Business Conduct and Ethics
99.108	Anti-Bribery and Anti-Corruption Policy
99.109	Gifts and Entertainment (Associates) Policy

Shareholder Rights Plan
99.110	Shareholder Rights Plan

Material Documents
99.111	Amended and Restated Gold Prepayment Agreement
99.112	Amended and Restated Contract for the Sale and Purchase of Gold
99.113	Assignment, Assumption and Novation Agreement
99.114	Operating Loan Agreement
99.115	Authorizing and Amendment Agreement

Consents
99.116	Consent of Kirk Mining Consultants Pty Ltd
99.117	Consent of Enrique Garay, M Sc P. Geo (MAIG)
99.118	Consent of Christopher Edward Kaye, BE (Chem), FAusIMM
99.119	Consent of Ian Dreyer, B App Sc (Geology), MAuslMM(CP)
99.120	Consent of Linton Kirk, BE (Mining), FAuslMM
99.121	Consent of Coffey Mining Pty Ltd
99.122	Consent of Doug Corley, B App Sc (Geology), BSc (Hons), MAIG
99.123	Consent of Chris Witt, BSc (Met), MAusIMM (CP)
99.124	Consent of Beau Nicholls, BSc (Geology), MAIG
99.125	Consent of Grant Thornton LLP

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Registrant Rio Alto Mining Limited

By (Signature and Title)	/s/ “Alexander Black”
Alexander Black
President and Chief Executive Officer

Date	December 18, 2012

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Registrant Rio Alto Mining Limited

By (Signature and Title)	/s/ “Anthony Hawkshaw”
Anthony Hawkshaw
Chief Financial Officer

Date	December 18, 2012